Exhibit 99.1

Joint Filing Agreement

The undersigned hereby agree that the Statement on Schedule 13G dated March 30, 2026, with respect to the Common Stock,$0.00001 par value per share, of the Lovesac Company, a Delaware corporation, and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d- 1(k)(1) under the Securities Exchange Act of 1934, as amended.

Philotimo Fund, LP

By: */s/* David L. Kanen
         David L. Kanen, Managing Member or Kanen Wealth Management LLC, its general partner
Date: 03/30/2026

Philotimo Focused Growth & Income Fund

By: */s/* David L. Kanen
         David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment manager
Date: 03/30/2026

Kanen Wealth Management LLC

By: */s/* David L. Kanen
         David L. Kanen, Managing Member
Date: 03/30/2026

David Kanen

By: */s/* David L. Kanen
         David L. Kanen
Date: 03/30/2026